Exhibit 12.1

Nektar Therapeutics
Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005

Loss before provision (benefit) for income taxes	$(14,741)	$(102,772)	$(35,142)	$(31,452)	$(153,933)	$(185,248)

Add: Fixed charges	8,686	12,176	15,192	18,638	20,793	14,085

Earnings (Loss)	$(6,055)	$(90,596)	$(19,950)	$(12,814)	$(133,140)	$(171,163)

Interest expense	$5,306	$7,464	$9,788	$12,850	$14,652	$8,717
Estimated interest portion of capital leases	2,423	3,434	3,634	3,635	3,763	4,150
Amortization of deferred financing costs	957	1,278	1,770	2,153	2,378	1,218

Fixed charges	$8,686	$12,176	$15,192	$18,638	$20,793	$14,085

Deficiency of earnings available to cover fixed charges	$(14,741)	$(102,772)	$(35,142)	$(31,452)	$(153,933)	$(185,248)

Preference dividends	$-	$-	$-	$-	$-	$-